EXHIBIT 99.1

Alvotech Appoints Dr. Balaji V. Prasad as Chief Strategy Officer

REYKJAVIK, Iceland, March 27, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced the appointment of Dr. Balaji V. Prasad as Chief Strategy Officer.

A medical doctor by training, Dr. Prasad has 25 years' experience in the pharmaceutical industry, first as a consultant and subsequently as a financial and equities analyst focused on the specialty pharma and healthcare sectors. He was most recently a director and highly ranked equities analyst at Barclays, covering US specialty pharma and with Alvotech in his portfolio. He served previously as portfolio manager at a Swiss asset management firm focusing on global specialty pharma and generics and led Barclays' and Goldman Sachs' India healthcare coverage from Mumbai. He earned his MD from Bangalore Medical College and MBA from IIM Ahmedabad.

"It is a great pleasure to welcome Balaji onboard not only as a new member of the team, but one who has closely followed our growth and the evolution of our business and product pipeline," said Róbert Wessman, chairman and CEO of Alvotech. "He will be able to hit the ground running, helping to advance the business with his own expertise at the interface of medicine and therapeutics, and through his excellent relationships across the investment community."

"Alvotech is one of the most innovative and important companies in this critical space, and I am truly thrilled to be joining a company I have followed and admired," said Dr Prasad. "As a doctor and analyst of this space, I believe that biosimilars are key to delivering many of the amazing medicines that exist today to all of the people who need them. Alvotech is an incredibly exciting and focused business, and I will be putting my all into communicating the value of what we are doing to our growing circle of stakeholders in the US and globally - so we can deliver for patients and investors alike. I aim to bring my diverse experience across multiple continents and network encompassing the pharmaceutical, asset management and investment banking industries to drive Alvotech's goal of expanding affordable biologics globally."

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab) are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com